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Exhibit 99.(a)(7)

Laurence D. King (CA Bar No. 206423)
Linda M. Fong (CA Bar No. 124232)
KAPLAN FOX & KILSHEIMER LLP
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Telephone: 415-772-4700
Facsimile: 415-772-4707	FILED ALAMEDA COUNTY SEP 01 2005 CLERK OF THE SUPERIOR COURT BY SANDRA COLE DEPUTY
Peter Bull Joshua M. Lifshitz BULL & LIFSHITZ, LLP 18 East 41st Street New York, NY 10017 Telephone: 212-213-6222 Facsimile: 212-213-9405
Attorneys for Plaintiffs

SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN AND FOR THE COUNTY OF ALAMEDA

EDITH AUMAN, on behalf of herself and all	)	Case No.: RG05-230706
others similarly situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTY
v.	)
	)	DEMAND FOR TRIAL BY JURY
LEWIS W. COLEMAN, J. RICHARD	)
FREDERICKS, DR. PAUL L. HERRLING,	)
HOWARD H. PIEN, VAUGHN D. BRYSON,	)
PIERRE E. DOUAZE, EDWARD E.	)
PENHOET, RAYMUND BREU, DENISE M.	)
O'LEARY, PIETER J. STRIJKERT, CHIRON	)
CORPORATION and NOVARTIS, AG,	)
)
Defendants.	)

        Plaintiff, by her attorneys, alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follows:

        1.     Plaintiff brings this action pursuant to the Rules of this Court on her own behalf and as a class action on behalf of all persons, other than defendants and those in privity with defendants, who own the common stock of Chiron Corporation ("Chiron" or the "Company").

        2.     Plaintiff has been the owner of the common stock of Chiron since prior to the transaction herein complained of and continuously to date.

        3.     Defendant Chiron is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 4560 Horton Street, Emeryville, California 94608. Chiron operates as a biopharmaceutical company that engages in the development, manufacture, and marketing of therapeutic products for the prevention and treatment of infectious disease worldwide. The Company operates in three segments: Blood Testing, Adult and Pediatric Vaccines, and Biopharmaceuticals.

          (A)  The Blood Testing segment develops and commercializes nucleic acid testing products using transcription-mediated amplification technology to screen donated blood and plasma products for viral infection. It sells a line of immunodiagnostic tests to detect hepatitis viruses and retroviruses, and provides supplemental tests and microplate and chemiluminescent instrument systems to automate test performance and data collection. The segment also offers nucleic acid testing and blood screening in the United States, Europe, and Asia.

          (B)  The Adult and Pediatric Vaccines segment consists of pediatric and adult vaccines, including influenza, meningococcal, travel, and pediatric vaccines. The Company sells these vaccines primarily in the United States, Germany, Italy, and the United Kingdom, as well as in other international markets. It also develops novel vaccines and vaccination technology.

          (C)  The Biopharmaceuticals segment consists of therapeutic products for treatment of cancer, infectious, and pulmonary diseases. It offers therapeutics, which include small molecules, therapeutic proteins, and monoclonal antibodies. It sells its products to the public sector through tenders and to private sector blood banks and hospitals directly and through distributors.

        4.     Defendant Lewis W. Coleman ("Coleman") has been a director of Chiron since 1991. He was the President of the Gordon and Betty Moore Foundation from its founding in November 2000 to December 2004, and currently serves as one of the Foundation's trustees. Coleman currently serves as a director of Northrop Grumman Corp., Regal Entertainment Group and Dream Works Animation SKG, Inc. He serves on numerous private company and civic boards.

        5.     Defendant J. Richard Fredericks, ("Fredericks") joined Chiron as a director in February 2003. He currently serves as Chairman of Dionis Capital, a New York based-hedge fund focusing on the financial services industry; a Managing Director of Main Management, a money management firm which invests exclusively in Exchange Traded Funds; and an Entrepreneur in Residence at Weston Presidio, a venture capital firm. Fredericks serves on the Komatsu International Advisory Board and the Library of Congress Trust Fund Board.

        6.     Paul L. Herrling, ("Herrling") has been a director of Chiron since 1997. Since January 2003, he has served as Head of Corporate Research at Novartis International AG. Prior to that, he was the Head of Research at Novartis Pharma AG and a member of the Novartis Pharma Executive Board. Previously, Dr. Herrling was Head of Preclinical Research Basel and Vice President and Deputy Member of the Board of Management, Sandoz Pharma Ltd., from 1992 through 1993. He was Head of Corporate Research and Senior Vice President and Member of the Board of Management of Sandoz Pharma Ltd. from 1994 through 1996. In November 2001, Dr. Herrling was appointed to the Professorship for Drug Discovery Sciences at the University of Basel, Switzerland.

        7.     Defendant Howard H. Pien, ("Pien") joined Chiron as President and Chief Executive Officer and a director in April 2003. Upon the resignation of Seán P. Lance as Chiron's Chairman of the Board following the annual meeting of stockholders in May 2004, Pien also was elected Chairman of the Board. In February 2005, Pien relinquished the title of President. Pien joined Chiron from GlaxoSmithKline (GSK), which resulted from the merger of GlaxoWellcome and SmithKline Beecham, where he spent over twelve years in position of international and global management responsibility, including: President of Pharmaceuticals International GSK from December 2000 to March 2003, (including service as a member of the Corporate Executive Team); President, Pharmaceuticals, SmithKline Beecham (1998 to 2000); President, Pharmaceuticals-North America, SmithKline Beecham (1998); Senior Vice President and Director-North Asia (1997); Managing Director and Senior Vice President-UK (1995-1997); Vice President and Director, Marketing-US (1993 to 1995); Vice President and Director, Product Marketing-US, heading the arthritis, cardiovascular and vaccine groups (1992 to 1993); and Vice President and Director of New Product Development-US (1991 to 1992). Prior to joining SmithKline Beecham, Pien worked six years for Abbot Laboratories and five years for Merck & Co., in positions of sales, marketing research licensing and product management. Pien served as a director of ViroPharma Incorporated from 1998 to 2003. He currently serves as a director of several non-profit organizations, including Oakland Children's Hospital, California Healthcare Institute and Bio-Tech Industry Association.

        8.     Defendant Vaugh D. Bryson, ("Bryson") has been a director of Chiron since June 1997. Bryson is the President and a founder of Clinical Products, Inc., a medical foods company. Bryson presently serves as director of Amylin Pharmaceuticals, Inc., AtheroGenics, Inc. and ICOS Corporation.

        9.     Defendant Pierre E. Douaze, ("Douaze") has been a director of Chiron since 1995. He was a member of the Executive Committee of management of Ciba-Geigy Limited from 1991 to 1996, and Head of Ciba-Geigy Limited's Pharma and Self-Medication Division from 1989 to 1996. From December 1996, upon the formation of Novartis AG through the merger of Ciba-Geigy Limited and Sandoz Ltd., through December 1997, he was a member of the Executive Committee of Novartis and Head of its Healthcare Division and Pharma Sector. In December 1997, Douaze retired from Novartis. Mr. Douaze has served on the boards of IDM, S.A. (1998), Pharming N.V. (1998-2001), deVGen N.V. (2001-2002) and Genset S.A. (2002-2004). He currently serves as a director of Serono S.A., the Galenica Group, Switzerland, and Vifor International AG.

        10.   Defendant Edward E. Penhoet, ("Penhoet") co-founded Chiron and has been a director since its inception in 1981. He served as Chiron's Chief Executive Officer until May 1998. Penhoet served as Chiron's Vice Chairman and as a consultant until February 2001. Prior to founding Chiron, Penhoet was a faculty member of the Biochemistry Department of the University of California, Berkeley for 27 years. He served as the Dean of the School of Public Health, at the University of California at Berkeley from July 1998 until July 2002, when he joined the Gordon and Betty Moore Foundation, as Chief Program Officer, Science and Higher Education. In September 2004, he was elected President of the Foundation. From March 1997 to January 1999, Dr. Penhoet served as Chairman of the California Healthcare Institute, a public policy research and advocacy organization. Since September 2000, Dr. Penhoet has been a consulting director of Alta BioPharma Partners, a venture capital firm. During 2001, Dr. Penhoet served on the board of directors of Kaiser Permanente Health Plan & Hospitals. From June 2002 to December 2002, he served on the board of directors of Deltagen, Inc. He is a member of the Institute of Medicine of the National Academy of Sciences, and currently serves as a director of Zymogenetics, Inc., Renovis, Inc. (Chairman), Scynexis Chemistry & Automation, Inc., Eyetech Pharmaceuticals, Inc. and Metabolex, Inc. In December 2004, Dr. Penhoet was elected Vice-Chair of the Independent Citizens Oversight Committee of the California Institute of Regenerative Medicine.

        11.   Defendant Raymund Breu, ("Breu") has been a director of Chiron since May 1999. He is the Chief Financial Officer and a Member of the Executive Committee of Novartis. Breu is responsible for all finance activities of the Novartis Group worldwide. He assumed those positions upon the formation of Novartis in December 1996, when Ciba-Geigy Limited merged with Sandoz Ltd. Prior to that, Breu spent over 20 years with Sandoz Ltd. and affiliates, serving in various capacities: as the Head of Group Finance and a Member of the Sandoz Executive Board (1993 to 1996); Group Treasurer of Sandoz, Ltd. (1990 to 1993); Chief Financial Officer of Sandoz Corporation (1985 to 1990), where he was responsible for all Sandoz finance activities in the US; and Head of Finances for the affiliated companies of Sandoz in the UK (1982 to 1985). Breu is also a member of the board of directors of Swiss Re and the Swiss Exchange and its admission panel, and a member of the Swiss Takeover Board.

        12.   Defendant Denise M. O' Leary, ("O'Leary") joined Chiron as a director in September 2002. From 1983 until 1997, O'Leary was affiliated with Menlo Ventures, a private venture capital firm, first as an Associate and, from 1987, as a General Partner. O'Leary is a Trustee of Stanford University and is Chair of the Board of Stanford Hospital and Clinics. She was a member of the Board of Directors of Stanford Health Services from 1994 to 1997, and a member of the Board of Directors and Executive Committee of UCSF Stanford Health Care from 1997 to 2000. Additionally, she is a member of the Board of Directors of Lucile Packard Children's Hospital at Stanford, having been re-appointed in 2000, after serving on that Board from 1997 to 1999.

        13.   Defendant Pieter J. Strijkert, ("Strijkert") has been a director of Chiron since 1987. He currently serves, and has served since its inception, as chairman of the board of Crucell N.V. He also serves as a director of Paratek Pharmaceuticals, Inc. since 1998.

        14.   Given the above-referenced interrelationships between each other as well as with Novartis, it was apparent that, at the level of the Board of Directors, Chiron was dominated if not absolutely controlled by Novartis.

        15.   The individual defendants constitute the Board of Directors of Chiron and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendants owe the public shareholders of Chiron the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.

        16.   Defendant Novartis AG, ("Novartis") is located at Lichstrasse 35, Basel, CH-4056 Switzerland. Novartis engages in the research, development, manufacture, and marketing of pharmaceutical products worldwide. It operates in three divisions: Pharmaceuticals, Consumer Health, and Sandoz. Pharmaceuticals division develops, markets, and sells branded pharmaceuticals in various therapeutic areas, including cardiovascular and metabolism, neuroscience, respiratory and dermatology, specialty medicines, oncology and hematology, transplantation and immunology, and ophthalmic diseases, as well as arthritis, bone, gastrointestinal, hormone replacement therapy, and infectious diseases. Consumer Health division operates five units, such as over-the-counter self-medication products, animal health, medical nutrition, infant and baby foods, and lens and vision care. Sandoz division develops, manufactures, markets, and sells retail generics drugs, and off-patent active pharmaceutical ingredients and intermediates to wholesalers, pharmacies, hospitals and other healthcare outlets. It also provides biopharmaceutical products, such as protein hormones and other human proteins. The company sells its products to physicians, pharmacists, hospitals, insurance groups, and managed care organizations. Novartis was formed in 1996 as a result of the merger between Sandoz AG and CIBA-Geigy AG. Novartis owns approximately 79.3 million Chiron common shares, as well as that amounts to approximately 42.4 percent of Chiron's outstanding stock.

        17.   Through a series of transactions that became effective in January 1995, Novartis acquired shares of Chiron's common stock, which, when combined with shares already held by Novartis, represented 49.9% of the then-outstanding common stock of Chiron. Chiron, in turn, acquired from Novartis all of the capital stock of Chiron Diagnostics Corporation (formerly Ciba Corning Diagnostics

Corp.) and Chiron Vaccines Company and Chiron S.p.A (formerly The Biocine Company and Biocine S.p.A.). As a result of dilution stemming primarily from the issuance of common stock under Chiron's employee stock option and stock purchase plans, and in connection with certain acquisitions, as of March 1, 2005, Novartis held approximately 42.4% of Chiron's outstanding common stock.

        18.   Chiron's relationship with Novartis includes a series of arrangements which affect Chiron's corporate governance, investment policies, research, development, manufacturing and marketing.

        19.   Pursuant to the Governance Agreement, Novartis has the right, but not the obligation, to propose a buy-out transaction. If Novartis proposes a buy-out transaction, it must offer to buy all of Chiron's outstanding equity securities at a price based upon a "third party sale value" (i.e., the value that an unaffiliated third party would be expected to pay to purchase all of Chiron's equity securities in an arm's-length transaction negotiated by a willing seller and a willing buyer). If Novartis proposes a buy-out transaction, the independent directors, acting solely on behalf of Chiron's stockholders other than Novartis, would consider the proposal, and with approval of a majority of independent directors, may accept it subject to stockholder approval.

        20.   Under the Governance Agreement, the Nominating and Corporate Governance Committee of Chiron's Board is responsible, among other things, for recommending the nomination of directors. The Nominating and Corporate Governance Committee must nominate three "management directors" who are employees of Chiron or any other director designated as such by the committee and three directors who have been designated for nomination by Novartis (known as "investor directors" pursuant to the Governance Agreement). The remaining directors are to be individuals who have not been an officer or employee of Chiron, any affiliate or associate of Chiron, or of an entity that derived five percent or more of its revenues or earnings in its most recent fiscal year from transactions involving Chiron, any affiliate or associate of Chiron, or who have not been affiliated, compensated by or consulted for or contracted with Chiron, Novartis or any of their respective affiliates (known as "independent directors" pursuant to the Governance Agreement). The Bylaws currently fix the number of directors at ten.

        21.   Novartis, as controlling shareholder, stands in a fiduciary position relative to the Company's public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendant owes the public shareholders of Chiron the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.

JURISDICTION AND VENUE

        22.   This Court has proper jurisdiction over this action pursuant to §410.10 of the California Code of Civil Procedure and §2116 of the California Corporations Code. The violations of law complained of herein occurred in this county. Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

        23.   Venue is proper in the Superior Court of the County of Alameda pursuant to California Code of Civil Procedure §§395 and 395.5.

CLASS ACTION ALLEGATIONS

        24.   Plaintiff brings this action, pursuant to §382 of the California Code of Civil Procedure, on its own behalf and as a class action on behalf of all common stockholders of Chiron, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

        25.   This action is properly maintainable as a class action.

        26.   The class is so numerous that joinder of all members is impracticable. As of August 3, 2005, the Company had outstanding 187,879,648 shares of common stock.

        27.   There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Chiron in violation of the laws of the State of Delaware in order to enrich Novartis at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

        28.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

        29.   The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        30.   Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

FIRST CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTY
(Against All Defendants)

        31.   On September 1, 2005, Chiron announced that it has received a $4.5 billion offer from Novartis to acquire the approximately 112 million shares or 58% or Chiron shares that Novartis does not already own for $40 per Chiron share in cash.

        32.   Chiron further announced that the Chiron Board of Directors, excluding the three Novartis directors, will thoroughly evaluate the offer in due course with the assistance of Chiron's financial advisors, Morgan Stanley and Credit Suisse First Boston.

        33.   Novartis, which originally bought into Chiron in 1995 as a financial investment, decided to make the offer after recently completing due diligence on Chiron, which allowed it to take a close look at Chiron's books to get a better picture of its overall financial situation.

        34.   Novartis said the Chiron takeover "provides us with an opportunity to create a strategic platform in vaccines." Chiron specializes in vaccines, including for influenza. The need for powerful influenza vaccines has risen recently as governments world-wide are stepping up preparations for a possible outbreak of avian flu in humans.

        35.   The proposal is the third acquisition bid by Novartis in 2005. Earlier this year, Novartis acquired Hexal AG and Eon Labs, transforming Novartis into the world's largest generic drugmaker.

        36.   Novartis's crosstown rival, Roche Holding AG, has been riding high recently on the surprise success of its antiviral drug Tamiflu, which governments are stockpiling as part of their bird-flu readiness preparations.

        37.   Chiron had sales of $1.7 billion in 2004. Besides vaccines, Chiron is also active in high-tech blood testing—using DNA technology among others—and biopharmaceutical products focusing on infectious diseases and cancer. Novartis said the latter two activities would complement its own business.

        38.   Chiron has been crippled this year by plunging profits and surging expenses resulting from a vaccine debacle last year, when problems at its British production facility kept it from delivering any of its Fluvirin flu vaccine to the U.S. Chiron had been slated to supply about half the nation's vaccine supplies.

        39.   Chiron has spent the last 11 months improving production processes and personnel training at the Liverpool facility. In March, U.K. health regulators allowed the Company to reopen the plant.

        40.   Chiron continues to deal with another major contamination problem at a plant in Marburg, Germany, that makes its Begrivac flu vaccine for non-U.S. markets, primarily the U.K. and Germany. In July, Chiron announced the cancellation of its entire 12-million-dose Begrivac production for this year.

        41.   On August 31, 2005, the U.S. Food and Drug Administration ("FDA") expressed general approval of Chiron's efforts to fix alleged contamination problems at the plant in Liverpool, England, its main influenze-vaccine production facility. The FDA announcement makes it more likely that Chiron's Fluvirin vaccine will return to the U.S. market later this year. Jesse Goodman, director of the FDA's Center for Biologics Evaluation and Research, said Chiron had made "significant progress" in its efforts to address problems at the Liverpool facility.

        42.   On September 1, 2005, TheStreet.com reported that:

  Considering the stock is now fetching more than the offer price, it suggests investors think this might not be the last and best bid. Novartis' offer price represents a premium of just under 10% to Chiron's Wednesday close at $36.44. During the last 52 weeks, Chiron has traded in a range of $29 to $46.

  According to Geoffrey Porges, an analyst with Bernstein Research, Chiron should be getting a 20% to 25% premium to the current price, meaning about $44 to $45 a share. Porges said in a telephone interview that given the size of its current stake in Chiron, Novartis doesn't expect another company to make a better overture.

  "Novartis is taking advantage of a window of investor sentiment changes, bidding at the very lowest end in the biotech space," Porges added.

  Chiron is three to six months away from the beginning of a recovery, Porges believes. But while investors have been trading on the news surrounding Fluvirin in recent months, Chiron's turnaround should be driven by the testing and pharmaceuticals businesses, he said.

        43.   Accordingly, Novartis' offer was specifically timed in order to exploit uncharacteristically low trading prices in Chiron's common stock due to troubles at its production facilities. Indeed, prior to October 2004, the prices of Chiron's stock had traded as high as $57.

        44.   More to the point, the Company continues to issue publicly-disseminated reports which indicate that Chiron's financial base is strong and poised for further growth and stability.

        45.   The self-dealing inherent in the Novartis proposal has been admitted by both parties to the proposed transaction. In a press release of September 1, 2005, which was authorized by the defendant directors, the Company announced that Chiron Board of Directors, excluding the three Novartis directors, will thoroughly evaluate the offer. The belief that there was the specter of rampant conflicts of interest and self-dealing regarding the offer was further confirmed by way of Novartis stating that it's offer would have to be accepted by holders of a majority of the outstanding shares of common stock of Chiron not owned by Novartis and its affiliates.

        46.   Given the foregoing, the price of $40.00 per share offered to the class members is unconscionable, unfair and grossly inadequate consideration and has been the object of manipulation because, among other things: (a) the intrinsic value of the stock of Chiron is materially in excess of $40.00 per share, giving due consideration to the possibilities of growth and profitability of Chiron in light of its business, earnings and earnings power, present and future; (b) the $40.00 per share price is inadequate and offers an inadequate premium to the public stockholders of Chiron; and (c) the $40.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Novartisto "cap" the market price of Chiron stock, as part of a plan for defendants to obtain complete ownership of Chiron assets and business at the lowest possible price.

        47.   The bid serves no legitimate business purpose of Chiron but rather is an attempt by defendants to enable Novartis to benefit unfairly from the transaction at the expense of Chiron's public shareholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Chiron and its valuable assets, while permitting Novartis to reap huge benefits from the transaction.

        48.   The individual defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. Prior to agreeing to sell the Company, however, defendants failed to conduct a bona fide market check or auction of the Company.

        49.   By reason of the foregoing acts, practices and course of conduct, Novartis has breached and will breach their duty as controlling stockholder of Chiron by engaging in improper overreaching in attempting to carry out the proposed transaction.

        50.   By reason of the foregoing, the individual defendants have violated their fiduciary duties to Chiron and the remaining stockholders of Chiron in the event that they fail to oppose the bid on the terms presently proposed.

        51.   Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

        52.   Plaintiff and the other members of the class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

          A.    declaring this action to be a class action and certifying plaintiff as a class representative;

          B.    enjoining, preliminarily and permanently, Novartis' offer for acquisition of the Chiron stock owned by plaintiff and the other members of the class under the terms presently proposed;

          C.    to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;

          D.    directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          E.    awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F.     granting plaintiff and the other members of the class such other and further relief as may be just and proper.

JURY DEMAND

        Plaintiff demands a trial by jury.

DATED: September 1, 2005	Respectfully submitted,
/s/ LINDA FONG
Laurence D. King (CA Bar No. 206423) Linda M. Fong (CA Bar No. 124232) KAPLAN FOX & KILSHEIMER LLP 555 Montgomery Street, Suite 1501 San Francisco, CA 94111
	Telephone:	415-772-4700
	Facsimile:	415-772-4707
Peter Bull Joshua M. Lifshitz BULL & LIFSHITZ, LLP 18 East 41st Street New York, NY 10017
	Telephone:	212-213-6222
	Facsimile:	212-213-9405

SUM-100
SUMMONS (CITACION JUDICIAL)	FOR COURT USE ONLY (SOLO PARA USO DE LA CORTE)
NOTICE TO DEFENDANT: (AVISO AL DEMANDADO):
LEWIS W. COLEMAN, J. RICHARD FREDERICKS, DR. PAUL L. HERRLING, HOWARD H. PIEN,. VAUGHN D. BRYSON, PIERRE E. DOUAZE, (For additional defendants see Attachment A)
YOU ARE BEING SUED BY PLAINTIFF:
(LO ESTÁ DEMANDANDO EL DEMANDANTE):
EDITH AUMAN, on behalf of herself and all others similarly situated

        You have 30 CALENDAR DAYS after this summons and legal papers are served on you to file a written response at this court and have a copy served on the plaintiff. A letter or phone call will not protect you. Your written response must be in proper legal form if you want the court to hear your case. There may be a court form that you can use for your response. You can find these court forms and more information at the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), your county law library, or the courthouse nearest you. If you cannot pay the filing fee, ask the court clerk for a fee waiver form. If you do not file your response on time, you may lose the case by default, and your wages, money, and property may be taken without further warning from the court.

        There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may want to call an attorney referral service. If you cannot afford an attorney, you may be eligible for free legal services from a nonprofit legal services program. You can locate these nonprofit groups at the California Legal Services Web site (www.lawhelpcalifornia.org), the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), or by contacting your local court or county bar association.

        Tiene 30 DÍAS DE CALENDARIO después de que le entreguen esta citación y papeles legales para presentar una respuesta por escrito en esta corte y hacer que se entregue una copia al demandante. Una carta o una llamada telefónica no lo protegen. Su respuesta por escrito tiene que estar en formato legal correcto al desea que procesen su caso en la corte. Es posible que haya un formulario que usted pueda usar para su respuesta. Puede encontrar estos formularios de la corta y más información en al Centro de Ayuda de las Cortes de California (www.courtinfo.ca.gov/selfhelp/espanol/), en la biblioteca de leyes de su condado o en la corte que le quede más cerca. Si no puede pagar la cuota de presentación, pida al secretario de la corte que le dé un formulario de exención de pago de cuotas. Si no presenta su respuesta a tiempo, pueda perder el caso por incumplimiento y la corte le podrá quitar su sueldo, dinero y bienes sin más advertencia.

        Hay estros requisitos legales. Es recomendable que llame a un abogado immediatamente. Si no conoce a un abogado, puede llamar a un servicio de remisión a abogados. Si no puede pagar a un abogado, es posible que compla con los requisitos para obtener servicios legales gratuitos de un programa de servicios legales sin fines de lucro. Puede encontrar estos grupos sin fines de lucro en el sitio web de California Legal Services, (www.lawhelpcalifornia.org), en el Centro de Ayuda de las Cortes de California, (www.courtinfo.ca.gov/selfhelp/espanol/) o poniéndose en contacto con la corte o el colegio de abogados locales.

The name and address of the court is: (El nombre y dirección de la corte es):	CASE NUMBER RG05-230706 (Número del Caso):
Superior Court of the State of California, Alameda County 1225 Fallon Street Oakland, CA 94312

        The name, address, and telephone number of plaintiff's attorney, or plaintiff without an attorney, is:
 (El nombre, la dirección y el número de teléfono del abogado del demandante, o del demandante que no tiene abogado, es):
Laurence D. King, KAPLAN FOX & KILSHEIMER LLP, 555 Montgomery Street, Suite 1501, San Francisco, CA 94111, Telephone 415-772-4700

DATE: (Fecha)	09/01/05	ARTHUR SIMS EXECUTIVE OFFICER/CLERK	Clerk, by (Secretario)	Sandra Cole	, Deputy (Adjunto)

(For proof of service of this summons, use Proof of Service of Summons (form POS-010).)
(Para prueba de entrega de esta citatión use el formulario Proof of Service of Summons, (POS-010)).

[SEAL]	NOTICE TO THE PERSON SERVED: You are served
	1.	☒	as an individual defendant.
	2.	☐	as the person sued under the fictitious name of (specify):
	3.	☐	on behalf of (specify):
		under:	☐	CCP 416.10 (corporation)	☐	CCP 416.60 (minor)
			☐	CCP 416.20 (defunct corporation)	☐	CCP 416.70 (conservatee)
			☐	CCP 416.40 (association or partnership)	☐	CCP 416.90 (authorized person)
			☐	other (specify):
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Form Adopted for Mandatory Use Judicial Council of California SUM-100 [Rev. January 1, 2004]	SUMMONS	Code of Civil Procedure §§ 412.20, 465 American LegalNet.Inc. www.USCourtForms.com

ATTACHMENT A TO SUMMONS
Edith Auman v. Lewis W. Coleman, et al.

EDWARD E. PENHOET, RAYMUND BREU, DENISE M. O'LEARY, PIETER J. STRIJKERT, CHIRON CORPORATION and NOVARTIS, AG

ALTERNATIVE DISPUTE RESOLUTION
INFORMATION PACKAGE
Effective April 15, 2005

Instructions to Plaintiff / Cross-Complainant

In all general civil cases filed in the trial courts after June 30, 2001, the plaintiff is required to serve a copy of this ADR information package on each defendant.

California Rules of Court, Rule 201.9 (Excerpt)

        (a)   Each court must make available to the plaintiff, at the time of filing of the complaint, an Alternative Dispute Resolution (ADR) information package that includes, at a minimum, all of the following:

          (1)   General information about the potential advantages and disadvantages of ADR and descriptions of the principal ADR processes...

          (2)   Information about the ADR programs available in that court...

          (3)   In counties that are participating in the Dispute Resolution Programs Act (DRPA), information about the availability of local dispute resolution programs funded under the DRPA...

          (4)   An ADR stipulation form that parties may use to stipulate to the use of an ADR process.

        (b)   Court may make package available on Web site...

        (c)   The plaintiff must serve a copy of the ADR information package on each defendant along with the complaint. Cross-complaints must serve a copy of the ADR information package on any new parties to the action along with the cross-complaint.

GENERAL INFORMATION ABOUT ADR

Introduction to Alternative Dispute Resolution

Did you know that most civil lawsuits settle without a trial? And did you know that there are a number of ways to resolve civil disputes without having to sue somebody? These alternatives to a lawsuit are known as alternative dispute resolution (also called ADR). The most common forms of ADR are mediation, arbitration, and neutral evaluation. There are a number of other kinds of ADR as well.

In ADR, trained, impartial persons decide disputes or help parties decide disputes themselves. These persons are called neutrals. In mediation, for example, the neutral is the mediator. Neutrals normally are chosen by the disputing parties or by the court. Neutrals can help parties resolve disputes without having to go to court.

ADR is not new. ADR is available in many communities through court-connected and community dispute resolution programs and private neutrals.

Advantages of Alternative Dispute Resolution

ADR can have a number of advantages over a lawsuit:

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  ADR can be speedier. A dispute often can be resolved in a matter of months, even weeks, through ADR, while a lawsuit can take years.

  •
  ADR can save money. Court costs, attorney fees, and expert witness fees can be saved.

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  ADR can permit more participation. With ADR, the parties may have more chances to tell their side of the story than in court and may have more control over the outcome.

  •
  ADR can be flexible. The parties can choose the ADR process that is best for them.

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  ADR can be cooperative. In mediation, for example, the parties having a dispute may work together with the neutral to resolve the dispute and agree to a remedy that makes sense to them, rather than work against each other.

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  ADR can reduce stress. There are fewer, if any, court appearances. And because ADR can be speedier, cheaper, and can create an atmosphere in which the parties are normally cooperative, ADR is easier on the nerves. The parties don't have a lawsuit hanging over their heads. For all the above reasons, many people have reported a high degree of satisfaction with ADR.

Because of these advantages, many parties choose ADR to resolve a dispute instead of filing a lawsuit. Even when a lawsuit has been filed, ADR can be used before the parties' positions harden and the lawsuit becomes costly. ADR has been used to resolve disputes even after a trial, when the result is appealed.

Disadvantages of Alternative Dispute Resolution

ADR may not be suitable for every dispute.

If ADR is binding, the parties normally give up most court protections, including a decision by a judge or jury under formal rules of evidence and procedure and review for legal error by an appellate court.

There generally is less opportunity to find out about the other side's case with ADR than with litigation. ADR may not be effective if it takes place before the parties have sufficient information to resolve the dispute.

The neutral may charge a fee for his or her services.

If a dispute is not resolved through ADR, the parties may have to put time and money into both ADR and a lawsuit.

Lawsuits must be brought within specified periods of time, known as statutes of limitations. Parties must be careful not to let a statute of limitations run out while a dispute is in an ADR process.

Three Common Types of Alternative Dispute Resolution

This section describes the forms of ADR most often found in the California state courts and discusses when each may be right for a dispute.

Mediation

In mediation, a neutral (the mediator) assists the parties in reaching a mutually acceptable resolution of their dispute. Unlike lawsuits or some other types of ADR, the mediator does not decide how the dispute is to be resolved; the parties do.

Mediation is a cooperative process in which the parties work together toward a resolution that tries to meet everyone's interests, instead of working against each other where at least one party loses. Mediation normally leads to better relations between the parties and to resolutions that hold up. For example, mediation has been very successful in family disputes, particularly with child custody and visitation.

Mediation is particularly effective when the parties have a continuing relationship, like neighbors or business people. Mediation also is very effective where personal feelings are getting in the way of a resolution. This is because mediation normally gives the parties a chance to let out their feelings and find out how they each see things.

Mediation may not be a good idea when one party is unwilling to discuss a resolution or when one party has been a victim of the other or has unequal bargaining power in the mediation. However, mediation can be successful for victims seeking restitution from offenders. A mediator can meet with the parties separately when there has been violence between them.

Arbitration

In arbitration, a neutral (the arbitrator) reviews evidence, hears arguments, and makes a decision (award) to resolve the dispute. Arbitration normally is more informal and much speedier and less expensive than a lawsuit. Often a case that may take a week to try in court can be heard by an arbitrator in a matter of hours, because evidence can be submitted by documents (like medical reports and bills and business records) rather than by testimony.

There are two kinds of arbitration in California: (1) Private arbitration, by agreement of the parties involved in the dispute, takes place outside of the courts and is normally binding. In most cases "binding" means that the arbitrator's decision (award) is final and there will not be a trial or an appeal of that decision. (2) "Judicial arbitration" takes place within the court process and is not binding unless the parties agree at the outset to be bound. A party to this kind of arbitration who does not like a judicial arbitration award may file a request for trial with the court within a specified time. However, if that party does not do better in the trial than in arbitration, he or she may have to pay a penalty.

Arbitration is best for cases where the parties want a decision without the expense of a trial. Arbitration may be better than mediation when the parties have no relationship except for the dispute.

Arbitration may not be a good idea when the parties want to decide on the outcome of their dispute themselves.

Neutral Evaluation

In evaluation, a neutral (the evaluator) gives an opinion on the strengths and weaknesses of each party's evidence and arguments and makes an evaluation of the case. Each part gets a chance to present his or her side and hear the other side. This may lead to a settlement or at least help the parties prepare to resolve the dispute later on. If the neutral evaluation does not resolve the dispute, the parties may go to court or try another form of ADR.

Neutral evaluation, like mediation, can come early in the dispute and save time and money.

Neutral evaluation is most effective when a party has an unrealistic view of the dispute, when the only real issue is what the case is worth, or when there are technical or scientific questions to be worked out.

Neutral evaluation may not be a good idea when it is too soon to tell what the case is worth or if the dispute is about something besides money, like a neighbor playing loud music late at night.

Other Types of Alternative Dispute Resolution

There are several other types of ADR besides mediation, arbitration, and neutral evaluation. Some of these are conciliation, settlement conferences, fact-finding, mini-trials, and summary jury trials. Sometimes parties will try a combination of ADR methods. The important thing is to try to find the type or types of ADR that are most likely to resolve your dispute.

The selection of a neutral is an important decision. There is no legal requirement that the neutral be licensed or hold any particular certificate. However, some programs have established qualification requirements for neutrals. You may wish to inquire about the qualifications of any neutral you are considering.

Agreements reached through ADR normally are put in writing by the neutral and, if the parties wish, may become binding contracts that can be enforced by a judge.

You may wish to see the advice of an attorney about your legal rights and other matters related to the dispute.

Help Finding an Alternative Dispute Resolution Provider in Your Community

To locate a dispute resolution program or private neutral in your community:

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  Visit the Court's Web site. The Alameda County Superior Court maintains a list of court-connected mediators, neutral evaluators, and private arbitrators at http://www.co.alameda.ca.us/courts/adr.htm.

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  Contact the Small Claims Court Legal Advisor. The small claims legal advisor for Alameda County is located at the Wiley W. Manuel Courthouse, Self-Help Center. The phone number is 510-268-7665.

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  Visit the California Department of Consumer Affairs' Web site. The Department of Consumer Affairs (also called the DCA) has posted a list of conflict resolution programs throughout the state. The list can be found at http://www.dca.ca.gov/r_r/mediati1.htm

    You can also call the Department of Consumer Affairs, Consumer Information Center, at 800-952-5210.

  •
  Contact your local bar association. You can find a list of local bar associations in California on the State Bar Web site at http://www.calbar.org/2lin/2bar.htm.

    If you cannot find a bar association for your area on the State Bar Web site, check the yellow pages of your telephone book under "Associations."

  •
  Look in the yellow pages of your telephone book under "Arbitrators" or "Mediators."

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  Automotive Repair, Smog Check: The California Bureau of Automotive Repair (also known as BAR) offers a free mediation service for consumers who are dissatisfied with an auto repair or a smog check, or who dispute an invoice for such services. BAR registers and regulates California automotive repair facilities and licenses smog, lamp, and brake inspection stations. Learn more at http://smogcheck.ca.gov/smogweb/geninfo/otherinfo/mediation.htm or call 800-952-5210.

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  Attorney Fees: The State Bar of California administers a mandatory fee arbitration program to resolve attorney fee disputes between lawyers and their clients. The program is an informal, low-cost forum and is mandatory for a lawyer if a client requests it. Mediation of attorney fees disputes may also be available in some areas of California. Learn more at http://www.calbar.org/2bar/3arb/3arbndx.htm or call 415-538-2020.

DISPUTE RESOLUTION PROGRAMS IN ALAMEDA COUNTY

Mediation Services
222278 Redwood Road, Castro Valley, CA 94546
Phone: (510) 733-4940 fax: (510) 733-4945
Provides a panel of mediators to assist in the process of reaching an agreement in the areas of Neighborhood Disputes, Child Custody, Divorce, Parent/Teel Conflicts, Home Owners Association, Business, Real Estate, Employer/Employee, and Fremont Rent Increases.

East Bay Community Mediation
1968 San Pablo Avenue, Berkeley, CA 94702-1612
Phone: (510) 548-2377 fax: (510) 548-4051
EBCM is a community-based mediation program created by the union of Berkeley Dispute Resolution Service and Conciliation Forums of Oakland. EBCM offers counseling on options and approaches to resolving a dispute, mediation, large-group conflict facilitation, and conflict resolution skills workshops.

Catholic Charities of the East Bay: Oakland—Main Office
433 Jefferson Street, Oakland, CA 94607
Phone: (510) 768-3100 fax: (510) 451-6998
Mediators are responsible for mediation sessions involving the youth, victim and family members to work towards a mutually agreeable restitution agreement. Also provide free workshops in anger management and mediation.

Center for Community Dispute Settlement
1789 Barcelona Street, Livermore, CA 94550
Phone: (925) 373-1035
Provides services in Tri-Valley for all of Alameda County. Program goals are to increase the number of court cases resolved, mediating small claims cases four days per week, and training youth in listening and conflict resolution skills.

California Lawyers for the Arts: Oakland Office
1212 Broadway Street, Suite 837, Oakland, CA 94612
Phone: (510) 444-6351 fax: (510) 444-6352
This program increases the resolution of arts related disputes such as artistic control, ownership of intellectual property, credit for work performed or produced and contract issues, through the use of alternative dispute resolution. It also increases the capacity to provide services for counseling, conciliation and administration of mediation, arbitration and meeting facilitation.

ALAMEDA COUNTY SUPERIOR COURT
ADR PROGRAM

ADR Program Administrator

Pursuant to California Rule of Court 1580.3, the presiding judge of the Superior Court of California, County of Alameda has designated Benjamin D. Stough, Berkeley Trial Court Administrator, to serve as ADR program administrator.

A Plaintiff may elect, the parties may stipulate or a judge may refer a case to Judicial Arbitration. The Judicial Arbitration Program Coordinator may be contacted at (510) 670-6646.

The Judicial Arbitration Process

  Appointment of Arbitrator (must be appointed within 30 days after referral per CRC 1605).

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    Parties mailed list of five names from which to select. (List mailed within 5-10 business days after receipt of referral).

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    Each party may reject one of the names listed (10 calendar days per CRC 1605a)

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    The administrator randomly appoints the arbitrators from the names remaining on the list. If only one remains then is deemed appointed.

  Assignment of Case (CRC 1605a(4))

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    Within 15 days of notice of the appointment, the arbitrator shall contact parties in writing about time, date, and place of the hearing. The parties shall receive at least 30 days notice prior to the hearing.

  Hearings (CRC 1611)

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    Shall be scheduled so as to be completed not less than 35 days nor more than 90 days from the date the arbitrator was assigned. For good cause shown, the case may be continued an additional 90 days by the Case Management Judge.

  Award of Arbitrator (CRC 1615b & c)

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    Arbitrator must file an award within 10 days after conclusion of the arbitration hearing. The court may allow 20 additional days upon application of arbitrator is cases of unusual length or complexity.

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    Within 30 days of the filing of the award the parties may file a Request for Trial de Novo. The clerk shall enter the award as a judgment after 30 days provided a Trial de Novo has not been filed.

  Return of Case to Court

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    Upon Filing of Trial de Novo the action is returned to Case Management Judge for further proceedings. (CRC 1616 & Local Rule 6.4)

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    If Trial de Novo is not filed then judgment is entered and the Case Management Judge is notified (CRC 1615c & Local Rule 6.6)

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    If parties indicate a settlement then case is returned to Case Management Judge and case is continued 45 days for an Order to Show Cause RE filing a dismissal. (Local Rule 6.6)

SUPERIOR COURT OF CALIFORNIA, COUNTY OF ALAMEDA

☐	Allen E. Broussard Justice Center 600 Washington Street, Oakland, CA 94707	☐	Berkeley Courthouse 2000 Center Street, 2nd Fl., Berkeley, CA 94704	☐	George E. McDonald Hall of Justice 2233 Shoreline Drive, Alameda, CA 94501
☐	Freemont Hall of Justice 39439 Paseo Padre Parkway, Fremont, CA 94538	☐	Gale/Schenone Hall of Justice 5672 Stoneridge Drive, Pleasanton, CA 94588	☐	Wiley W. Manuel Courthouse 661 Washington Street, Oakland, CA 94607
☐	Hayward Hall of Justice 24405 Amador Street, Hayward, CA 94544	☐	René C. Davidson Courthouse 1225 Fallon Street, Oakland, CA 94612
Case No.:

Plaintiff
vs.
STIPULATION FOR ALTERNATIVE DISPUTE RESOLUTION (ADR)
Defendant

        The parties by and through their attorneys of record hereby stipulate to submit the within controversy to the following Alternative Dispute Resolution process:

ORDER

        The foregoing stipulation having been read and considered, and good cause appearing, now therefore,

        IT IS SO ORDERED.

        IT IS FURTHER ORDERED that the matter be set for Order to Show Cause Hearing RE:

Dismissal on	at	a.m./p.m. in Department

Dated:

JUDGE OF THE SUPERIOR COURT
(SEAL)

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ATTACHMENT A TO SUMMONS Edith Auman v. Lewis W. Coleman, et al.